THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three and nine months ended September 30, 2010 and the audited consolidated financial statements for the year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of November 9, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms 'measured resources' and 'indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This discussion uses the term 'inferred resources'. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. 'Inferred resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Cost of Production

This management discussion uses the term cash cost of production which is a non-GAAP measure intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP (see 1.15.5). Cash cost of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal, excluding amortization.

Taseko’s 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Sales and production volumes from the Gibraltar Mine (the “Gibraltar Joint Venture” or the “Joint Venture”) reflected in this MD&A are on a 100% basis unless otherwise indicated.

1.2        Overview

Taseko is a mining and mine development company with one operating mine, two advanced stage projects and one exploration property, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper project, the Harmony gold project and the Aley niobium property.

During the nine months ended September 30, 2010, Taseko has continued to focus on completing capital upgrade projects in order to increase throughput and metal recovery at its Gibraltar mine and on advancing engineering, permitting and financing for the Prosperity Project.

Taseko was advised on November 2, 2010 that the Canadian Federal Government would not proceed with permitting on the Prosperity project as it is currently proposed. The Company is currently working with both the Federal and Provincial Governments to define the issues involved so that Prosperity can move forward while meeting the permitting criteria that the Federal Government deem appropriate.

Taseko had an operating profit of $17.5 million and earnings before tax and other items of $12.6 million for the three months ended September 30, 2010, compared to an operating profit of $9.4 million and earnings before tax and other items of $4.7 million for the three months ended September 30, 2009. Other items included an adjustment to the gain on the sale of the 25% interest in the Gibraltar Joint Venture in the amount of $3.4 million and an unrealized (non-cash) marked-to-market loss attributable to derivative instruments of $5 million.

Net earnings were $1.4 million or $0.01 per share for the three months ended September 30, 2010 as compared to a net loss of $2.3 million or ($0.01) per share for the three months ended September 30, 2009. Net earnings for the current quarter is lower than expected due to approximately 16 million lbs of copper concentrate remaining in inventory (100% basis) as at September 30, 2010 due to a shipment of the concentrate that slipped into early October. The Company received pre-payment for the shipment in the amount of approximately $16 million prior to September 30, 2010 which was classified as deferred revenue and represented approximately 90% of the value of the shipment.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the three months ended September 30, 2010, the Gibraltar Mine produced 25.7 million pounds of copper and 252,000 pounds of molybdenum, and for the nine months ended September 30, 2010, Gibraltar produced 68.9 million pounds of copper and 665,000 pounds of molybdenum.

The upgraded Gibraltar concentrate filter/dryer circuits and tailings handling projects were completed during the quarter and the Semi Autogenous Grinding (SAG) mill direct feed system is planned to be operating in the first quarter of 2011.

The Gibraltar Mine has continued to invest in the mining fleet during the quarter, purchasing four new 320 tonne capacity haulage trucks all of which have been delivered to the mine. Two of the trucks were erected and put into operation in October and the second two are planned to be operational in December. Also, the construction of a new Bucyrus 495 cable shovel was completed and the machine was commissioned in October.

In other developments, in August, 2010 the Company purchased a series of put options for 15,600 metric tonnes of copper commencing in January and ending in June, 2011 at a strike price of US$3.00/lb. The strike price sets the minimum price that the Company will realize for its share of the copper production. These put options are only exercised if the spot price declines below the put strike price. The Company participates in the full upside of price increases and is protected from price decreases.

Mr. David Rouleau joined Taseko as Vice President, Operations, during July of 2010. A mining engineer with over 20 years experience in mine operations and development, Mr. Rouleau most recently worked with Canadian Natural Resources Limited in the construction and successful start up of the Horizon Oil Sands project in Fort McMurray, Alberta.

1.2.1    Gibraltar Mine

Taseko’s 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. The following sales and production volumes reflected are on a 100% basis for the Gibraltar Mine.

Three-Month Sales

  Copper in concentrate sales volume in the three months ended September 30, 2010 was 11.1 million pounds compared to 11.8 million pounds of copper in concentrate sold during the three months ended September 30, 2009.

  There were 0.4 million pounds of copper cathode sold in the three months ended September 30, 2010 compared to 0.9 million pounds sold in the three months ended September 30, 2009.

  The average price realized for sales of copper during the period was US$3.76 per pound, compared to US$2.65 per pound realized in the three months ended September 30, 2009. The realized price included adjustments on final invoices related to prior quarters.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Molybdenum in concentrate sales volume in the three months ended September 30, 2010 was 261,000 pounds compared to 149,000 pounds sold in the three months ended September 30, 2009.

  The average price realized for sales of molybdenum for the three months ended September 30, 2010 was US$15.89 per pound, compared to US$12.37 per pound realized in the three months ended September 30, 2009.

Nine Month Sales

  Copper in concentrate sales volume increased to 52.1 million pounds in the nine months ended September 30, 2010 from the 49.8 million pounds of copper in concentrate sold during the nine months ended September 30, 2009.

  Copper cathode sales decreased in the nine months ended September 30, 2010 to 0.6 million pounds compared from 1.6 million pounds in the nine months ended September 30, 2009.

  The average price realized for sales of copper in the nine months ended September 30, 2010 was US$3.37 per pound, compared to US$2.06 per pound realized in the nine months ended September 30, 2009.

  Molybdenum in concentrate sales volume increased to 664,000 in the nine months ended September 30, 2010 from 595,000 pounds sold in the nine months ended September 30, 2009.

  The average price realized for sales of molybdenum for the nine months ended September 30, 2010 was US$16.29 per pound, compared to US$11.69 per pound realized in the nine months ended September 30, 2009.

Quarter-end Inventory

  Copper concentrate inventory at September 30, 2010 was 16.3 million pounds compared to 3.1 million pounds at June 30, 2010.

  Copper cathode inventory at September 30, 2010 was 0.44 million pounds compared to 0.59 million pounds at June 30, 2010.

  Molybdenum in concentrate inventory at September 30, 2010 was 18,200 pounds compared to 27,000 pounds at June 30, 2010.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar Mine Production and Cost Performance

The following table is a summary of operating statistics (100%) for the quarter and year to date:

	Three months ended September 30, 2010	Nine months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2009
Total tons mined (millions)[1]	14.0	36.7	8.7	23.5
Tons of ore milled (millions)	3.9	11.1	3.3	9.8
Stripping ratio	2.4	2.3	2.8	1.6
Copper grade (%)	0.358	0.340	0.26	0.32
Molybdenum grade (%Mo)	0.013	0.013	0.011	0.011
Copper recovery (%)	89.4	89.3	79.1	81.7
Molybdenum recovery (%)	24.7	23.9	15.5	25.5
Copper production (millions lb) [2]	25.7	68.9	14.0	53.0
Molybdenum production (thousands lb)	252	665	112	516
Foreign exchange ($C/$US)	1.04	1.04	1.10	1.17
Copper production costs, net of by-product credits , per lb of copper 3	US$1.19	US$1.33	US$1.56	US$1.08
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.21	US$0.31	US$0.30	US$0.30
Total cash costs of production per lb of copper[4]	US$1.40	US$1.64	US$1.86	US$1.38

[1]	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
[2]	Copper production includes concentrate and cathode.
[3]	By-product credit is calculated on a three month total and averaged over the quarter.
[4]	See Section 1.15.5.

Total tons mined in 2010 were higher than the corresponding periods in 2009 in order to meet the increased processing capacity of the mill and to operate closer to the deposit average strip ratio based on continued strength in the price of copper. The Gibraltar concentrator continued to perform very well on copper recovery while throughput is steadily increasing toward the targeted 55,000 tons per day level. Copper and molybdenum production for the period was higher than the previous quarters as a result of increased mill throughput, head grade and recovery.

Total cash costs of production for the first nine months of 2010 are higher than the same period 2009 as a result of increased stripping ratio, strengthening Canadian dollar against the US dollar, higher prices for fuel, reagents and grinding media, and increased off property transportation costs in the first and second quarters. Site costs were lower in the current quarter as a result of increased copper production and off-site costs have decreased in the current quarter due to low sales volumes.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar Joint Venture

The Gibraltar Mine became an unincorporated joint venture between Taseko Mines Limited and Cariboo Copper Corp. (“Cariboo”) (a Japanese consortium) on March 31, 2010. The Company and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively. Under the Joint Venture Agreement, the Company contributed certain assets and liabilities pertaining to the Gibraltar Mine with a deemed fair value of $747 million to the Joint Venture at the effective date, and Cariboo paid the Company US$187 million to obtain a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar Mine.

The assets and liabilities contributed by the Company into the Joint Venture were primarily mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, equipment loan, and capital lease obligations and the site closure and reclamation obligation.

The Company’s 75% interest in the assets and liabilities of the Joint Venture as at September 30, 2010, and March 31, 2010, are as follows:

($ in thousands)	September 30	March 31
	2010	2010
Assets
Current assets	$77,855	$17,701
Advances for equipment	1,188	1,188
Reclamation deposits	22,890	21,990
Mineral property interests, plant and equipment, net	281,735	251,197

Liabilities
Current liabilities	$28,143	$4,413
Deferred revenue - current	16,479	-
Long-term liabilities	22,512	11,598
Site closure & reclamation obligation	8,025	7,778

Included within the Company’s statement of operations and comprehensive income for the three and nine months ended September 30, 2010 are the Company's 75% interest in the operations of the Joint Venture. This 75% interest is summarized as follows:

($ in thousands)	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010
Revenues	$36,697	$82,699
Operating expenses	18,844	50,653
Depreciation and depletion	1,121	2,929
Other (income) expenses	2,294	2,643
Other comprehensive income	70	164
Total comprehensive income	$14,508	$26,638

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Included within the cash flows of the Company for the three and nine months ended September 30, 2010 are the Company’s 75% interest in the cash flows of the Joint Venture. This 75% interest is reflected as follows:

($ in thousands)	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010
Operating activities	$35,327	$38,325
Investing activities	(26,446)	(30,196)
Financing activities	11,550	15,148

Infrastructure and Mining Fleet Upgrades

During the third quarter, the new in-pit primary crusher and conveyor system was operational and had reached full production target rates by the end of the period. This new system reduces the mine’s ore haul distance and the original primary crusher is acting as backup.

Replacement of the current single-line tailings system with a two line system was also completed at the end of the second quarter and commissioned in the third quarter. Substitution of the natural gas fired concentrate dryer with a filter press was completed and operating by the end of the third quarter of 2010. This equipment reduces operating costs, provides a more stable operating platform, and is able to handle the higher volumes expected as the mill throughput increases.

Construction of the new SAG mill direct feed system is underway and on track for commissioning in the first quarter of fiscal 2011. This feed system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system.

Copper production for the first nine months of 2010 (68.9 million pounds) was 30% higher than the first nine months of 2009 (53 million pounds) as a result of the investments and operational improvements which have occurred at Gibraltar over the past five years. The Company purchased four new 320 ton capacity haul trucks for the mine and a new 495HR Bucyrus shovel was commissioned in October. This new mining equipment will replace older, smaller machinery, thereby increasing productivity and reducing operating and maintenance costs.

Labour and Safety

The number of active personnel at the site at the end of September, 2010 was 440, compared to 377 personnel at the end of December, 2009. There were no lost time accidents in the third quarter of 2010.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2    Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

In early June, the British Columbia Provincial Government granted Taseko a long-term, renewable, 25-year mining lease for the Prosperity Gold-Copper Project, providing the Company with mineral tenure security for the project.

Permitting

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. This is an important milestone as it is the Provincial Government which is responsible for mine development in British Columbia. The Provincial Mines Act permit application was submitted to the Ministry of Energy, Mines, and Petroleum Resources on June 17 and is currently before the Provincial Mine Development Review Committee.

The Canadian Environmental Assessment process, in which public hearings were conducted by a three-person Panel (“Federal Panel”) operating under defined Terms of Reference, concluded on May 3, 2010. The Federal Panel submitted its findings to the Federal Minister of Environment on July 2, 2010. The panel findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment but they were not mandated to assess economic and social value generated by the project.

On November 2, 2010, the Federal Minister of Environment announced the Prosperity mine project, as proposed, cannot be granted federal authorizations to proceed. Taseko is currently in discussions with both the Federal and Provincial Governments to define the issues and determine solutions so that this mining project can move forward and meet the criteria that the Federal Government deem appropriate.

Gold Stream Agreement

In May 2010, the Company entered into a gold stream transaction with Franco-Nevada Corporation (“Franco-Nevada”), under which Franco-Nevada will purchase gold equal to 22% of the life of mine gold produced at the project. Staged cash deposits aggregating US$350 million will be paid during mine construction as well as 2 million Franco-Nevada warrants will be issued on the date of the first advance of the cash payment. For each ounce of gold delivered to Franco-Nevada, Taseko will receive a further cash payment of US$400 (subject to an inflationary adjustment) or the prevailing market price, if lower. The deposit will be credited with the difference between US$400 and the market price of gold for each ounce delivered until the deposit is fully credited.

Each warrant is exercisable to purchase one Franco-Nevada common share at a price of $75.00 until June 16, 2017 and will be listed under the same terms as the warrants listed on TSX under the symbol FNV.WT.A.

The conditions to funding the gold steam include obtaining full financing of the project, receipt of all material permits to construct and operate Prosperity and securing marketing arrangements for the majority of the concentrate.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3    Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte Island -Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001. Taseko is considering initiating a pre-feasibility level study of Harmony during the 2011 fiscal year to further evaluate the project. The project is in an area designated as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan.

1.2.4    Aley Project

Taseko holds 100% of the Aley niobium project in northern British Columbia. The Company completed a 4,368 meter exploration drilling program during the third quarter and is compiling and analyzing the results in order to determine what work will be carried out during 2011. Management believes that there is a strong market for niobium in steel production, so there is excellent opportunity for development if the deposit is confirmed.

1.2.5    Market Trends

Copper prices had an overall upward trend between late 2003 and mid 2008, followed by an unprecedented 70% drop in prices over the final six months of 2008 as a result of uncertainty in global financial markets. The average copper price in 2008 was US$3.15/lb. Prices stabilized in January 2009 and then began to increase. The average copper price in 2009 was US$2.34/lb. Price strength has continued in 2010 albeit with continued volatility averaging US$3.32/lb up to the date of this report.

Gold prices were volatile in late 2008, dropping below US$800/oz for a two-week period in September, and again from mid October through November. The average gold price for 2008 was US$871/oz and US$974/oz in 2009. The average price in 2010 to the date of this report is US$1,202/oz.

Molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb based on strength earlier in the year. Molybdenum prices continued to drop in 2009 to about US$8.00/lb in early May, but improved after that and averaged US$11.28/lb for the year. The average price in 2010 to the date of this report is US$15.80/lb.

The Company sells its products in United States dollars but its expenses are denominated primarily in Canadian dollars. The nine-month average to September 30, 2010 for one United States dollar was 1.0362 Canadian dollars. At September 30, 2010, one United States dollar was equivalent to 1.0290 Canadian dollars. Current forecasts anticipate continued strength in the Canadian dollar.

1.3        Selected Annual Information

Not applicable. Please refer to the MD&A for the fiscal year December 31, 2009.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4        Summary of Quarterly Results

The consolidated financial results reported for September 30, 2010 and June 30, 2010 reflect the Company’s 75% interest in the new Joint Venture, which includes the results of operations since April 1, 2010.

Expressed in thousands of Canadian dollars, except per-share amounts.

	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	2010	2010	2010	2009	2009	2009	2009	2008
Current assets	262,581	238,691	249,118	92,316	90,209	75,950	58,357	41,283
Mineral properties	27,588	26.628	26,566	32,631	32,617	32,617	32,619	32,610
Plant and equipment	263,544	235,535	233,672	305,205	303,434	301,891	295,094	292,390
Other assets	96,190	99,851	96,641	104,943	107,686	107,707	112,321	111,962
Total assets	649,903	600,705	605,997	535,095	533,946	518,165	498,391	478,245

Current liabilities	80,998	53,621	78,468	75,179	58,949	61,503	91,195	112,053
Other liabilities	128,626	112,362	139,077	163,223	183,856	165,341	166,596	131,285
Shareholders' equity	440,279	434,722	388,452	296,693	291,141	291,321	240,600	234,907
Total liabilities and shareholders' equity	649,903	600,705	605,997	535,095	533,946	518,165	498,391	478,245

Revenue	37,540	56,453	75,508	55,966	40,132	52,632	40,172	10,576
Mine site operating costs	14,743	30,488	31,559	32,160	24,528	26,203	25,454	42,021
Transportation and treatment	4,115	6,678	8,259	5,724	4,554	7,609	6,202	7,054
Amortization	1,217	1,902	2,580	2,421	1,677	2,142	1,910	1,979
Operating profit (loss)	17,465	17,385	33,110	15,661	9,373	16,678	6,606	(40,478)
Expenses:
Accretion of reclamation obligation	202	197	256	250	245	239	234	183
Asset retirement obligation change of estimates	-	-	-	-	-	-	-	(4,504)
Exploration	3,619	1,519	981	1,519	805	549	534	1,088
Foreign exchange loss (gain)	1,972	(2,774)	(590)	(681)	(3,108)	(7,941)	2,930	3,249
Gain on convertible bond repurchase	-	-	-	-	(948)	(682)	-	-
General and administration	3,139	3,270	2,785	2,197	1,752	2,104	2,329	2,220
Interest expense and accretion charges	652	731	2,101	1,935	2,041	2,765	2,784	3,839
Interest and other income	(2,917)	(10,611)	(1,630)	(1,702)	(1,529)	(1,987)	(2,184)	(1,362)
Loss on prepayment of credit facility	-	-	834	-	-	-	-	-
Loss (gain) on sale of marketable securities	(2,973)	(765)	(349)	(1,004)	816	-	-	-
Loss on equipment disposal	-	-	-	-	-	-	-	701
Premium paid on redemption of royalty obligation	-	-	1,302	-	-	-	-	-
Realized loss on derivative instrument	-	3,881	7,661	7,762	3,568	-	-	-
Stock-based compensation	1,176	1,110	5,454	2,385	1,073	1,581	657	1,054
	4,870	(3,442)	18,805	12,661	4,715	(3,372)	7,284	6,468
Earnings (loss) before other items	12,595	20,827	14,305	3,000	4,658	20,050	(678)	(46,946)
Other Items:
Gain (loss) on contribution to the joint venture	(3,363)	-	97,382	-	-	-	-	-
Unrealized gain (loss) on derivative instruments	(5,015)	8,910	7,491	(4,237)	(8,829)	(2,709)	-	-
Earnings (loss) before income taxes	4,217	29,737	119,178	(1,237)	(4,171)	17,341	(678)	(46,946)
Income tax expense (recovery)	2,839	(15,703)	42,729	766	(1,822)	5,936	(4,186)	(7,303)
Earnings (loss) for the period	1,378	45,440	76,449	(2,003)	(2,349)	11,405	3,508	(39,643)
Earnings (loss) per share – basic	0.01	0.24	0.42	(0.01)	(0.01)	0.07	0.02	(0.29)
Earnings (loss) per share –diluted	0.01	0.24	0.40	(0.01)	(0.01)	0.06	0.02	(0.26)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5        Results of Operations

The results of operations reported for the three months and nine months ended September 30, 2010 reflect the Company’s 75% interest in the new Joint Venture from the inception date of April 1, 2010. Sales and production volumes reflected below are on a 100% basis unless otherwise indicated.

Three months ended September 30, 2010

During the three months ended September 30, 2010 (“Q3 2010”), Taseko generated operating profit of $17.5 million compared to $9.4 million during the three months ended September 30, 2009 (“Q3 2009”) and earnings before tax and other items of $12.6 million for Q3 2010, compared to a profit before tax and other items of $4.7 million for Q3 2009. Other items include an unrealized (non-cash) mark-to-market loss of $5.0 million, attributable to derivative instruments related to the copper hedging program. This compares to an unrealized loss of $8.8 million in Q3 2009, resulting in a decrease in the fair market valuation of the copper hedging program. In addition, the Company recorded a purchase price adjustment in the amount of $3,363 related to the formation of the Joint Venture during the quarter.

During the three months ended September 30, 2010, the Company had cash outflows from operating activities of $35.4 million, this compared to an outflow of $5.7 million for Q3 2009.

The Company recognized revenues of $37.5 million in Q3 2010, compared to $40.1 million in the same period in fiscal 2009. Revenues consisted of copper concentrate sales of $32.9 million (Q3 2009 – $34.7 million), molybdenum concentrate sales of $3.2 million (Q3 2009 – $3.0 million), silver concentrate sales of $0.3 million (Q3 2009 – $Nil), and copper cathode sales of $1.1 million (Q3 2009 - $2.4 million). For Q3 2010, 11.5 million pounds of copper were sold by the Gibraltar Mine compared to 12.7 million pounds of copper for Q3 2009. The average price per pound of copper sold increased to US$3.76 per pound for Q3 2010, up from US$2.65 per pound for Q3 2009. Molybdenum sales from the Gibraltar Mine were 0.3 million pounds for Q3 2010 compared to 0.1 million pounds for Q3 2009. The average price per pound of molybdenum sold increased to US$15.89 per pound for Q3 2010, up from US$12.37 per pound for Q3 2009.

Despite the higher realized prices for copper, there was slight decrease in revenue in Q3 2010 over the same quarter last year due to the Company’s 75% joint venture allocation of the total revenues from the Gibraltar Joint Venture. In addition, approximately 16.3 million lbs of copper concentrate remained in the Gibraltar Mine ending inventory at September 30, 2010. The Company received a partial payment for a portion of the inventory (approximately $16 million) prior to the quarter end, this amount was classified as deferred revenue at quarter end. The shipment occurred four days after the period end.

Cost of sales for Q3 2010 were $18.9 million, compared to $29.1 million for Q3 2009. Cost of sales for Q3 2010 consists of total production cost of $27.4 million (Q3 2009 – $27.7 million) and a credit concentrate inventory adjustment of $12.5 million (Q3 2009 – credit $3.2 million). Also included in cost of sales are transportation and treatment costs, which were $4.0 million for Q3 2010 (Q3 2009 – $4.6 million). In total, the increase in production costs at Gibraltar Mine is in line with the increase in production volumes, which increased by 30% over the same quarter of last year. The decrease in total production costs reported for the current quarter reflects the Company’s 75% joint venture allocation of

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

the total production costs. The higher credit inventory adjustment to cost of sales during the period was the result of higher ending inventory levels at quarter end.

Amortization expense for Q3 2010 was $1.2 million compared to $1.7 million in Q3 2009. The decrease was due to the lower net expense reflecting the Company’s 75% joint venture allocation of the total amortization costs. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled during the period and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses increased to $3.6 million in Q3 2010 compared to $0.8 million in Q3 2009, due to a higher level of exploration activity at the Company's Prosperity and Aley projects (see Section 1.2.2) .

General and administrative (“G&A”) costs increased to $3.1 million in Q3 2010 from $1.8 million in Q3 2009. The increase is primarily due to higher staffing levels supporting the current and projected growth of the business.

Stock-based compensation was $1.2 million in Q3 2010 compared to $1.1 million in Q3 2009.

Interest and other income increased to $2.9 million as compared to $1.5 million in Q3 2009. The increase is primarily due to the higher amounts of interest being earned on the increased cash position in the 2010 period.

Interest expense and interest accretion decreased to $0.7 million in Q3 2010 compared to $1.9 million in Q3 2009 due to the redemption of the Company’s convertible bonds during fiscal 2009, and the repayment of the Credit Suisse loan facility.

The Company recorded a foreign exchange loss of $2.0 million for Q3 2010 compared to a gain of $3.1 million in Q3 2009. This was due to the Company having fewer US denominated liabilities, when compared to the same quarter of the prior year.

The Company recognized a gain of $3.0 million on the sale of marketable securities during the period, compared to a loss of $0.8 million in the same period last year.

Under the existing hedging contracts no realized losses were recorded for Q3 2010 (Q3 2009 – loss $3.6 million), but the Company recorded an unrealized loss of $5.0 million for the period (Q3 2009 – loss of $8.8 million) as a result of the decrease in the fair value of the Company’s derivative financial instruments, and the settlement of various transactions under these contracts in the first two quarters of 2010.

Current income taxes recovery in the quarter of $3.6 million (Q3 2009 – recovery of $1.2 million) and future income tax expense of $6.5 million (Q3 2009 – recovery of $0.6 million) were recorded for Q3 2010. The current income tax recovery is mostly due to the ability of the company to reduce current taxes through the reduction of its existing tax pools. This was offset by the increase in future income tax expense in the quarter and an increase in net future income tax liabilities.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Nine months ended September 30, 2010

Taseko generated operating profit of $68.0 million during the nine months ended September 30, 2010, compared to $32.7 million during the nine months ended September 30, 2009. The Company’s earnings before tax and other items was $47.7 million, compared to $24.0 million for the same period in prior year. Other items include a gain on the contribution to the Joint Venture of $94.0 million (2009 - $nil) and an unrealized (non-cash) mark-to-market gain attributable to derivative instruments related to the copper hedging program of $11.4 million (2009 unrealized loss of $11.5 million).

The Company had a cash inflow on operating activities of $55.3 million as compared to an outflow of $16.4 million for the same nine months in the prior year. The increase in cash inflows primarily result from the increase in sales over the same period of the prior year. The cash outflow from operating activities during the nine months ended September 30, 2009 resulted in part from paying off the negative pricing adjustments that occurred in fiscal 2008 that were settled during Q1 2009.

The Company reported revenues of $169.5 million for the first nine months of 2010, compared to $132.9 million in the same period in fiscal 2009. Revenues consisted of copper concentrate sales of $156.9 million (2009 – $119.6 million), molybdenum concentrate sales of $9.5 million (2009 – $8.1 million), silver concentrate sales of $1.6 million (2009 – $1.4 million), and copper cathode sales of $1.5 million (2009 – $3.8 million). The increase in revenue was the result of higher copper shipments in 2010 as well as a higher average realized copper price. In 2010, 52.7 million pounds of copper (concentrate and cathode) were sold by Gibraltar Mine compared to 51.4 million pounds of copper (concentrate and cathode) for 2009. The average price per pound of copper sold increased to US$3.37 per pound for 2010, up from US$2.06 per pound for 2009. Molybdenum sales were 0.6 million pounds for 2010 which matched the 0.6 million pounds for 2009. The average price per pound of molybdenum sold increased to US$16.29 per pound for 2010, up from US$11.69 per pound for the corresponding period in 2009.

Cost of sales was $95.8 million for the first three quarters of fiscal 2010, compared to $94.5 million for the same period in fiscal 2009. Cost of sales includes total production cost of $89.3 million (2009 – $77.7 million) and a credit concentrate inventory adjustment of $12.5 million (Q3 2009 – credit adjustment of $1.6 million). Also included in cost of sales is transportation and treatment costs, which were $19.0 million for 2010 (2009 – $18.4 million).

Amortization expense was $5.7 million for the nine months ended September 30, 2010, which matches the $5.7 million for the same period in fiscal 2009.

Exploration expenses were $6.1 million, compared to $1.9 million for the same period in 2009. The increase is due to a higher level of exploration activity at the Company's Prosperity and Aley projects (see Section 1.2.2) .

General and administrative (“G&A”) costs were $9.2 million for the nine months of fiscal 2010, compared to $6.2 million for the same period in fiscal 2009. The increase is due to higher staffing levels and support costs associated with the growth within the Company.

Stock-based compensation for the nine months ended September 30, 2010 was $7.7 million, compared to $3.3 million for the same period in fiscal 2009. The increase is mainly due to the newly granted options in fiscal 2010.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest and other income was $15.2 million during the first three quarters of fiscal 2010, compared to $5.7 million for the same period in fiscal 2009. The increase is primarily due to the interest expense recovery of $8.1 million during the previous quarter, associated with the reversal of a provision for tax liabilities.

Interest expense was $3.5 million for the nine months of fiscal 2010, compared to $7.6 million for the same period in fiscal 2009. The decrease is due to the redemption of the Company’s convertible bonds during fiscal 2009 and repayment of a credit facility at the end of Q1 2010.

The Company recorded a foreign exchange gain of $1.4 million for the nine months ended September 30, 2010, compared to a gain of $8.1 million for the same period in fiscal 2009. The change year-over-year is due to the Company having repaid the long-term credit facility in the first quarter of this year, resulting in a significant decrease in its US-dollar denominated liabilities at September 30, 2010.

The Company recognized a gain of $4.0 million on the sale of marketable securities during the nine month period, compared to a loss of $0.8 million in the same period last year.

The Company recorded a realized loss of $11.5 million for the nine months ended September 30, 2010 (Q3 2009 - $3.6 million) and an unrealized gain of $11.4 million, compared to an unrealized loss of $11.5 million for the same period last year. This results from the fair market valuation of various call and put option contracts with three separate counter parties and the settlement of the transactions under the contracts during the nine month period.

The Company recognized current income tax expense of $4.3 million for the nine months ended September 30, 2010, compared to an income tax expense of $1.5 million for the same period in the prior year. The expense is derived from income from operations, proceeds from the Cariboo transaction and a reversal of historical tax reserves. The Company also recorded a future income tax expense of $25.5 million (Q3 2009 – recovery of $1.6 million), due to the reduction in tax pools available used to reduce taxable income from the Cariboo transaction and mine operations.

1.6        Liquidity

At September 30, 2010, the Company had cash and equivalents of $195.4. million, as compared to $35.1 million at December 31, 2009. In addition, the Company had working capital of $181.6 million, as compared to working capital of $17.1 million at December 31, 2009. The increase in working capital was primarily a result of the proceeds from the sale of the 25% interest in the Joint Venture to Cariboo and the prepayment of its long term debt facility and the current portion related thereto.

Management anticipates that sales from copper and molybdenum concentrate and copper cathode, along with the various financing activities disclosed in Section 1.7 Capital Resources, and cash management strategies will be sufficient to fund current operations and satisfy obligations as they come due. Management continuously monitors all commitments and planned expenditures necessary to maintain operational and capital spending objectives for the fiscal year.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business bank accounts with a major Canadian financial institution and are available on demand for the Company's programs.

The following are the maturities of contractual obligations (in thousands of Canadian dollars):

	Contractual				Over 3
As at September 30, 2010	Obligations	2010	2011	2012	years
Accounts payable and accrued liabilities	$23,435	$23,435	$–	$–	$–
Amounts due to a related party	178	178	–	–	–
Capital lease obligations	12,992	1,194	3,945	3,907	3,946
Long-term equipment loan	21,404	1,486	5,942	7,449	6,527
Total liabilities	$58,009	$26,293	$9,887	$11,356	$10,473

The Company is also committed to equipment financing in relation to expansion activities at the Gibraltar Mine in the amount of $9.6 million. This represents the Company’s 75% allocation for the financing arrangements relating to the purchase of four new haul trucks, the first two have been commissioned, with the remaining two by the end of December, 2010.

The Company also has purchase orders in the normal course of operations for capital equipment. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to the consolidated financial statements for the nine months ended September 30, 2010, the Company has no other material capital commitments for capital expenditures, long-term debt, capital lease obligations, operating leases or any other long-term obligations.

1.7        Capital Resources

The Company’s primary sources of liquidity and capital resources are our cash flow provided from operations as well as equity and debt financings.

Debt Financings

In February 2009, the Company entered into and drew down a US$30 million 36-month term facility agreement (the “Facility”) with Credit Suisse. During Q3 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc amended the Facility to increase the existing Facility by an additional US$20 million and the Company drew these additional funds. Under the amended facility agreement, the US$50 million Facility was repayable commencing April 2010 and every second month thereafter in equal installments of US$4.2 million until February 2012. The Facility interest rate was

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

LIBOR plus 5 percent and was due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreement included certain equipment of the Gibraltar Mine, a general security pledge, and the treatment and refining off-take agreement in addition to a corporate guarantee.

In Q1 2010, the Company prepaid the Facility without penalty. A loss of $0.8 million was recorded in the Company’s statement of operations as a result of the prepayment of the Facility and the requirement to simultaneously expense deferred financing costs.

In September 2010, the Joint Venture entered into a 5-year capital lease agreement to finance the purchase of a new haul truck for the Gibraltar Mine in the amount of $4.3 million. The terms of the lease require monthly installments of approximately $83,000 beginning in October 2010 and ending in August, 2015, at a nominal annual interest rate of 5.99% . The Company guaranteed this financing.

In September 2010, the Joint Venture entered into a new 48-month term equipment loan to finance the purchase of a new shovel for the Gibraltar Mine in the amount of $18.8 million. The loan is secured by the underlying shovel at the Gibraltar Mine. The loan is repayable in monthly installments of approximately $435,000 beginning in September 2010 through to August 2014. The loan bears a fixed interest rate of 5.349% and is guaranteed by the Company and Cariboo.

Equity Financings

See Section 1.11 Proposed Transactions below

Other Financings

During the prior fiscal year, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP"). Gibraltar sold to GRLP a royalty for $6.5 million.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2030 (the “Royalty Period”). These royalty payments were to be recognized as an expense during the period.

The Company classified the principal balance of royalty obligation as a financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units after March 1, 2010 to December 31, 2012 in consideration of a payment equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also had a right to sell ("put") its GRLP partnership units to the Company at fair value after April 1, 2010 to December 31, 2012. However, this “put” right was subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

In Q1 2010, the Company exercised its “call” option through the issuance of 1,556,355 shares of the Company and recognized an expense of $1.3 million related to a premium on early redemption.

1.8        Off-Balance Sheet Arrangements

None.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9        Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company which until recently was owned equally by several public companies, one of which is Taseko. During the first quarter of the current fiscal year, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of the Company. On July 2, 2010, the HDSI services agreement was modified and services are now provided based on annually set hourly rates.

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the quarter ended September 30, 2010 were $0.9 million, as compared to $0.6 million in Q3 2009. Costs for the nine month period ended September 30, 2010 were $2.1 million (2009 – $2.1 million).

Under the terms of the Joint Venture Operating Agreement, the Joint Venture pays a management fee to the Company for services rendered by the Company to the Joint Venture as operator of the Gibraltar Mine. During the nine month ended September 30, 2010, the Company earned $1.5 million in management fees of which 25% in the amount $0.38 million (2009 – nil) was recorded in the Company’s accounts as other income.

1.10      Fourth Quarter

Not applicable.

1.11      Proposed Transactions

Franco-Nevada Gold Stream Transaction

On May 12, 2010, the Company announced it had entered into an arrangement (the “Arrangement”) with Franco-Nevada Corporation (“Franco-Nevada”) to sell 22% of the gold to be produced from the Prosperity Project. Commencing with the construction of the Prosperity Mine, the Company will receive from Franco-Nevada funding totaling US$350 million. Upon delivery of the gold to Franco Nevada, once Prosperity is in production, a fixed price payment will be made to the Company equal to the lesser of US$400/oz. and the spot price at the time of sale (subject to a 1.0 % annual compounding adjustment starting on the 4th anniversary of the Arrangement).

Under terms of the Arrangement, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of gold and the USD$400/oz fixed price and multiplied by the total ounces of gold delivered to Franco-Nevada. If at the end of the initial 40–year term of the Arrangement, the Deposit has not been reduced to nil, the Company will refund the outstanding portion of the Deposit to Franco-Nevada.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

At-the-Market Equity Financing

Subsequent to September 30, 2010, the Company obtained a receipt in respect of the final short-form base shelf prospectus from regulatory authorities. The shelf registration will, subject to securities regulatory requirements, allow the Company to make offerings of common shares, warrants, subscription receipts, debt securities, or any combination of such securities up to an aggregate offering price of $300 million during the 25 month period that the final short form base shelf prospectus, including any amendments thereto, remains effective.

During October, the Company filed a prospectus supplement to its final base shelf prospectus, with regulatory authorities. The Company also entered into an ‘At the Market Issuance Agreement’, with a third party, under which the Company may, at its discretion, from time to time sell up to a maximum of 18,600,000 of its common shares through "at-the-market" ("ATM") issuance. The third party will act as sales agent for any sales made under the ATM. The common shares will be sold at market prices prevailing at the time of a sale. The Company is not required to sell any of the reserved shares at any time during the term of the ATM, which extends until November 1, 2012, and there are no fees for having established the arrangement. The ATM Issuance Agreement does not prohibit the Company from conducting other financings.

1.12      Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to revenue recognition, asset retirement obligations (“ARO”), mineral resources and reserves, depletion, depreciation and impairment, income taxes, stock-based compensation, inventories and the copper hedging program. Actual results could differ from these estimates. The discussion of the accounting policies that require management's estimates can be found on pages 18 to 21 of the Company's 2009 Annual MD&A. These have not materially changed since December 31, 2009.

1.13      Change in Accounting Policies including Initial Adoption

(a) New Accounting Standards adopted:

As a result of the Company’s joint venture over the Gibraltar Mine on March 31, 2010, the Company has adopted the following standard on a prospective basis with no restatement to prior period financial statements.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

CICA 3055 – “Interests in Joint Ventures”

The Company’s interests in jointly controlled assets are accounted for using proportionate consolidation. The Company combines its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements. The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

(b) New Accounting Standards Not Yet Adopted:

(i)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests which superseded current Sections 1581, Business Combinations and 1600 Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

ii)	Transition to International Financial Reporting Standards (“IFRS”)

The AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011. As the comparative period ending December 31, 2010 will also require presentation in accordance with IFRS, the Company’s transition date for converting to IFRS is January 1, 2010 (the “Transition Date”). The following discussion provides further information about the Company’s IFRS convergence activities.

Management of IFRS Convergence Project

The Company has begun the process of transitioning from GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors. The IFRS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Phase 1 - Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

  Phase 2 - Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Phase 3 - Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

The Company is now in the evaluation and design phase having completed most of the initial scoping and impact assessment in Q4 2009. A detailed timetable has been prepared to manage the transition and to monitor the progress of the transition project. At the date of preparing this MD&A, the Steering Committee has presented the project plan and its initial scoping and impact assessment to the Audit Committee. We expect to complete the quantification of financial statement impacts by the end of Q4 2010.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 GAAP amounts to the restated 2010 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;
  to apply the borrowing cost exemption and apply IAS 23, Borrowing Costs, prospectively from the Transition Date; and
  to elect not to comply with IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, for changes in such liabilities that occurred before the Transition Date.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Impact of Adoption of IFRS on Financial Reporting

While GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

Property, Plant and Equipment (PP&E)

Under IAS 16, Property, Plant and Equipment, are recognized initially at cost if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Costs include all expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. There is no specific guidance in IFRS relating to deferred stripping costs during the production phase. However, these types of costs do meet the definition of an asset under IAS 16 given that the Company's current accounting policy is to capitalize these costs since it provides a probable future economic benefit or a betterment (which implies future economic benefit).

Under IAS 16, each part of an item of PP&E with a cost that is significant in relation to the total cost of the item shall be depreciated separately. In order to meet this requirement, componentization is generally required. The Company does not currently componentize to the same level as would be required under IFRS. Componentization would be required only to the extent that different depreciation methods or rates are appropriate and those components are material. In addition major inspections or overhaul costs are identified and accounted for as a separate component under IFRS if that component is used for more than one period. The Company does not currently have a policy for major overhaul costs. Practically, this should be factored into the determination of the components of PP&E.

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a)	not a business combination and
(b)	at the time of the transaction, affects neither accounting profit nor taxable profit.

Under GAAP, the Company recognizes a deferred tax liability on temporary differences arising on the initial recognition of the Aley mineral property interest and Oakmont net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss).

As of the Transition Date, the Company will derecognize all deferred tax liabilities which had been previously recognized on the initial acquisition of the Aley mineral property interest and the Oakmont net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss) with a corresponding reduction in the related asset.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, a deferred tax asset is recognized to the extent it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Under GAAP, tax assets are recognized if it is more likely than not. Probable is not defined in IAS 12. However, entities have often used a definition of more likely than not similar to GAAP. However, IAS 12 does not preclude a higher threshold. Accordingly, a difference will not result as long as the Company uses more likely than not as its definition of probable.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if one indicates no impairment exists. The value in use is based on a discounted cash flow model. This approach is different than GAAP (i.e. one step model under IFRS compared to two step model under GAAP).

To the extent possible, individual assets should be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a CGU is different from the Canadian definition of an Asset Group.

In addition, the Company has in the past written down mineral property amounts for certain mineral properties. Under IAS 36, the Company would be required to reconsider whether there is any indication that an impairment loss recognized in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. This is different than GAAP where write ups are not permitted.

Asset Retirement Obligations (“ARO”)

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, an ARO is recognized when there is a legal or constructive obligation to restore a site for damage that has already occurred, it is probable a restoration expense will be incurred and the cost can be estimated reliably. This is different than GAAP where only legal obligations are considered.

Cost includes the cost of dismantling and removing items and restoring the site on which they are located, the obligation for which is incurred either when the items are acquired or as a consequence of having used the items during a particular period for purposes other than to produce inventories. This is different from GAAP where all change in ARO are recognized as a cost of the related asset.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Under IFRS, the amount recognized as a provision shall be the best estimate of the expenditures required to settle the present obligation. This is significantly different from GAAP where third party costs are required. Under IAS 37, the provision would be based on management’s best estimate. This estimate could be a third party cost if it is management’s intention to hire a third party to complete the work or an internal estimate of the cost if the Company intends to use its own equipment and resources to do this work.

Where the effect of the time value of money is material, the amount of the provision should be the present value of the expenditures expected to be required to settle the obligation. This is consistent with GAAP. However, the discount rate used would be a pre-tax rate specific to the liability rather than the Company's credit adjusted risk free rate and should not reflect risks for which the future cash flow estimates have been adjusted. Unwinding of the discount (i.e. accretion) is included in finance costs.

The ARO provision should be reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Changes may result from changes in the amount or timing of the cash outflows or changes in discount rates. This is different from GAAP where changes in discount rates alone would not result in a change in the ARO. Accordingly, the Company will need to assess the discount rate applicable to the ARO on an ongoing basis. As the Company has elected to apply the IFRS exemption related to asset retirement obligations, the Company will not retroactively adjust the obligation on transition for changes in discount rate that may have occurred from time to time.

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended March 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company has obtained an understanding of IFRS from intensive training of its finance personnel. Further, our finance personnel include employees who have prepared financial statements under IFRS previously.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. The Company expects to complete this evaluation by Q4 2010.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. The Company expects to complete this evaluation by Q4 2010.

1.14      Financial Instruments and Other Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Please refer to note 3(d) of the audited consolidated financial statements for the fiscal year ended December 31, 2009 for the list of the Company’s financial instruments and their classifications.

The Company is exposed in varying degrees to financial instrument related risks. The Company’s board of directors approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The Company is exposed to the following risks from its financial instruments:

a.)

Credit Risk – Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables and marketable securities. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.

b.)

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements.

c.)	Market Risk – The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

i) Foreign exchange risk

The Company’s revenues from the production and sale of copper and molybdenum are denominated in US dollars. However the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s revenues and treatment and transportation charges are substantially denominated in US dollars, whereas all other expenses are substantially denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

ii) Interest rate risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact on the value of cash equivalents and reclamation deposits.

In respect to financial liabilities, the long-term equipment loans carry fixed interest rates ranging between 5.349% and 8.6% per annum, and as such are not subject to fluctuations in interest rates. The royalty obligation is offset by a promissory note held by the Company.

iii) Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold, copper, molybdenum and niobium and the outlook for these minerals. Gold, copper, molybdenum and niobium prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum, niobium and gold. If metal prices decline for a prolonged period below the cost of production of the Gibraltar mine, it may not be economically feasible to continue production.

During fiscal 2009, the Company introduced a copper hedging program. The program is a part of the Company’s risk management strategy and was conceived due to the copper price variability experienced in fiscal 2008 and the perceived need to mitigate the potential risks to revenue and operating margins.

The strategy used to manage copper price risk is called a “zero cost cap and collar” whereby the Company buys a copper “put” option and simultaneously sells an offsetting “call” option. During the period, the Company purchased a series of put options that sets a minimum price that the Company will realize for a portion of its copper production during the first six months of 2011. These put options are only exercised if the spot price declines below the put strike price of $3.00/lb. The Company will continue to review its hedge position from time to time in light of prevailing market and economic conditions.

1.15      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1   Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2   Disclosure of Outstanding Share Data

The following details the share capital structure as at November 9, 2010, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				187,041,353

Share purchase option	24-Feb-11	$4.50	26,000
	28-Mar-11	$2.18	310,000
	28-Mar-11	$2.63	40,000
	22-Aug-11	$4.09	15,000
	10-Dec-11	$1.00	1,063,800
	24-Feb-12	$3.07	165,000
	24-Feb-12	$4.50	135,000
	30-Jul-12	$2.17	26,000
	15-Jan-13	$4.77	982,000
	10-Dec-13	$1.00	2,546,000
	12-Jan-14	$1.15	2,000,334
	21-Apr-14	$1.71	1,446,167
	2-Dec-14	$4.14	150,000
	5-Jan-15	$4.46	1,925,000
	15-Jan-15	$4.77	150,000
	28-Jan-15	$5.00	210,000
	16-Feb-15	$4.59	120,000
	6-Apr-15	$5.39	100,000
				11,410,301

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3   Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

On March 31, 2010, the Company entered into a Joint Venture Formation Agreement (the “JVFA”) with Cariboo Copper Corp. Please refer to note 4 of the accompanying financial statements. In connection with the JVFA, the Company is updating its internal controls over financial reporting, as necessary, to reflect additional processes and controls. Other than the joint venture, there are no significant changes in internal controls over financial reporting that occurred during the period ended September 30, 2010, that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4   Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.15.5   Non GAAP Measures

This document includes certain non-GAAP performance measures including “cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The table on the following page provides a reconciliation of the non-GAAP measures to reported GAAP measures.

1.15.6   Risk Factors

A description of the Company's risks and uncertainties can be found on pages 33 to 36 of the Company's 2009 Annual MD&A. Risks to the Company reported in the Company’s 2009 Annual MD&A include risks related to volatility in metals prices, financing risks, risks associated with the Company's exploration projects, exchange rate risk, uncertain project realization values, general mining risks, share price volatility risk, environmental risks and potential equity dilution risks. These risk factors have not materially changed since December 31, 2009.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Production Cost

The following table is a summary of operating statistics (100%) for the year to date:

Nine months ending September 30, 2010
GAAP operating costs (in thousands of CAD)	$ 89,268
Add: inventory adjustments	(12,478)
Less: molybdenum credits	(9,463)
Less: silver credits	(1,608)
Net operating costs (in thousands of CAD)	65,719
Total copper production (in thousands of lbs)	68,913
Cost per lb (CAD)	1.37
Average exchange rate	1.0362
Cost per lb (USD)	$ 1.33
GAAP treatment and transportation costs (in thousands of CAD)	19,052
Treatment and transportation per lb of copper (in CAD)	0.32
Average exchange rate	1.0362
Treatment and transportation cost per lb (in USD)	0.31
Total cash cost per lb of copper (in USD)	$ 1.64